

John Presti · 3rd

 **Payroll4free.com**

Client Services Manager at Payroll4free.com

Stow, Ohio · 183 connections · **Contact info**

Experience

Client Services Manager

Payroll4free.com

Skills & Endorsements

Leadership · 3

Endorsed by **2 of John's colleagues at Payroll4free.com**

Project Management · 1

Patrick Taylor has given an endorsement for this skill

Customer Service

Interests

 **Payroll4free.com**
53 followers